

August 4, 2015

Via E-mail
Mr. Michael R. Cole
Chief Financial Officer
Universal Forest Products, Inc.
2801 East Beltline NE
Grand Rapids, MI 49525

> **Re:** **Universal Forest Products, Inc.**
> **Form 10-K**
> **Filed February 25, 2015**
> **File No. 0-22684**

Dear Mr. Cole:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the period ended June 27, 2015

G. Segment Reporting, page 11

1. We note the revised operating segments as of the first quarter of fiscal 2015 due to "recent changes in management structure." Please help us to better understand your new segments by addressing the following:
   - Explain the specific changes in your new management structure. Identify the managers of each of the new segments. We note from page 30 of the proxy that there appears to be named executives for only two of the three new segments;
   - Disclose the nature and location of each material business/operation included in each new reportable segment, including the All Other category; and
   - Clarify which operations from your former Eastern, Western and Site-Built segments constitute the new North, South and Western segments, including the All Other category. In this regard, based on the information currently provided and amounts reported in prior Forms 10-Q, it does not appear that the new North

and South segments are simply the former Eastern segment broken out further by region.

Management's Discussion and Analysis, page 12

Liquidity and Capital Resources, page 19

2. Regarding inventories, we note the three-day increase in your first quarter of fiscal 2015 cash cycle compared to the first quarter of fiscal 2014, which further increased by an additional day in your second quarter of fiscal 2015, the significant impact of inventories on your operating cash flows and the CEO's remarks in the earnings call transcript that inventory is an area for improvement which you plan to bring in line with targets. We also note significant increases in accounts payable and the significant borrowing on your revolving credit facility during fiscal 2015, although you state the increase in the revolver is seasonal in nature. Please disclose the specific factors faced by management in addressing its growing inventories. In this regard, we note that seasonality, as suggested by the CFO in his opening remarks of the earnings call transcript, may be only one such factor. Please further explain the "weather" and "transportation challenges" the company is facing and how this is directly impacting inventory levels and how the company plans to mitigate these challenges.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Melissa N. Rocha

Melissa N. Rocha
Senior Assistant Chief Accountant